UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of June 2017

Commission File Number 001-34919

SUMITOMO MITSUI FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:	Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):	☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

	Yes ☐	No ☒

*If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):	82-

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE INTO THE PROSPECTUS FORMING A PART OF SUMITOMO MITSUI FINANCIAL GROUP, INC.’S REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-209069) AND TO BE A PART OF SUCH PROSPECTUS FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sumitomo Mitsui Financial Group, Inc.

By:	/s/ Takeshi Mikami
	Name:	Takeshi Mikami
	Title:	General Manager, Financial Accounting Dept.

Date:     June 29, 2017

This document has been translated from the Japanese original for reference purposes only. In the event of any discrepancy between this translated document and the Japanese original, the original shall prevail. Sumitomo Mitsui Financial Group, Inc. assumes no responsibility for this translation or for direct, indirect or any other forms of damages arising from the translation.

(Translation)
June 29, 2017
To All Shareholders
Takeshi Kunibe
President and Group Chief Executive Officer
Sumitomo Mitsui Financial Group, Inc. 1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo, Japan

NOTICE OF RESOLUTIONS OF

THE 15th ORDINARY GENERAL MEETING OF SHAREHOLDERS

Dear Shareholders:

We are pleased to announce that the matters outlined below were reported and resolved at the 15th Ordinary General Meeting of Shareholders of Sumitomo Mitsui Financial Group, Inc. (the “Company”) held today.

Matters reported:

1.  Business Report, Consolidated Financial Statements for the 15th Fiscal Year (from April 1, 2016 to March 31, 2017) and results of the audit of the Consolidated Financial Statements by the Accounting Auditor and the Board of Corporate Auditors

The contents of the above were duly reported.
2. Non-Consolidated Financial Statements for the 15th Fiscal Year (from April 1, 2016 to March 31, 2017)
The contents of the above were duly reported.

Proposals resolved:
Proposal No. 1: Appropriation of Surplus
The matter was approved as originally proposed. The dividend at the end of the fiscal year was determined to be ¥75 per common share (¥150 per common share for the annual dividend).
Proposal No. 2: Partial Amendments to the Articles of Incorporation

The matter was approved as originally proposed. Pursuant to the transition to a Company with Three Committees, the Articles of Incorporation were amended, including the new establishment of provisions concerning nominating committee, etc. and executive officers, revision of the provisions concerning directors and the board of directors, revisions of the related provision to clarify that the Company may not conclude an agreement to limit the liability of directors concurrently serving as executive officers, and deletion of provisions and new establishment of transitional measures concerning corporate auditors and the board of corporate auditors, etc.

Proposal No. 3: Election of Seventeen Directors

The matter was approved as originally proposed. Messrs. Koichi Miyata, Takeshi Kunibe, Kozo Ogino, Jun Ohta, Katsunori Tanizaki, Tetsuya Kubo, Arthur M. Mitchell and Masaharu Kohno, and Ms. Eriko Sakurai were reelected as Directors. Messrs. Makoto Takashima, Toshikazu Yaku, Toshiyuki Teramoto, Toru Mikami, Masayuki Matsumoto, Shozo Yamazaki, Yoshinobu Tsutsui and Katsuyoshi Shinbo were newly elected as Directors.

Messrs. Masayuki Matsumoto, Arthur M. Mitchell, Shozo Yamazaki, Masaharu Kohno, Yoshinobu Tsutsui and Katsuyoshi Shinbo, and Ms. Eriko Sakurai are Outside Directors.

Dividend payments

Shareholders who have specified a bank account for the transfer of the year-end dividend for the 15th fiscal year will find enclosed herewith documents entitled “Year-end Dividend Calculation Sheet” and “Reference to the Beneficiary Account for Transfer.” Other shareholders who have elected to receive dividends by “Receipt of Year-end Dividend,” will find enclosed herewith documents entitled “Year-end Dividend Calculation Sheet” and “Receipt of Year-end Dividend.”

< Inquiries >
Sumitomo Mitsui Trust Bank, Limited
Stock Transfer Agency Business Planning Department
Phone: 0120-782-031 (toll free within Japan)

2